SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 15)(1)

                    MEDICAL IMAGING CENTERS OF AMERICA, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    584578108
--------------------------------------------------------------------------------
                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 19, 1996
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                 Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

                            Exhibit Index on Page 9

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
      1       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                       PF, WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OR ORGANIZATION

                       DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                             422,658
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          -0-
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          422,658
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       422,658
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          16.00%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
      1       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS SERVICES, LTD.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                       OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OR ORGANIZATION

                       NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF           7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                             105,024
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          -0-
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          105,024
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       105,024
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         3.97%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*

                       CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                    (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       PF, OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              527,682(2)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          - 0 -
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          527,682(2)
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       527,682(2)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           19.97%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
(2) Includes 422,658 Shares owned by Steel Partners II, L.P. and 105,024 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren G. Lichtenstein and Lawrence Butler.

================================================================================
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             LAWRENCE BUTLER
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       PF, OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                              527,682(3)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          - 0 -
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                          527,682(3)
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          - 0 -
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                       527,682(3)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           19.97%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
(3) Includes 422,658 Shares owned by Steel Partners II, L.P. and 105,024 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren G. Lichtenstein and Lawrence Butler.

         This constitutes Amendment No. 15 ("Amendment No. 15") to Schedule 13D filed by the undersigned on March 18, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 15, the Schedule 13D, as amended, remains in full force and effect. Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.


         Item 2 is amended to add the following paragraph:

Item 2.  Identity & Background.

         Pursuant to the terms of the  Settlement  Agreement (as defined in Item
4), the Steel Defendants have agreed to adjourn the February 26, 1996 Special Meeting of Shareholders without receiving a final report from the Inspector of Election and without acting upon the Steel Partners Committee's proposal to remove the current directors of the Issuer and replace them with nominees designated by the Steel Partners Committee. Accordingly, Jack L. Howard is no longer a Reporting Person. On March 19, 1996, the Steel Partners Committee was disbanded and therefore the Steel Partners Committee is no longer a Reporting Person.


         Item 4 is amended to add the following paragraphs:

Item 4.  Purpose of Transaction.

         On March 19, 1996, the Steel Defendants' entered into the Agreement of Compromise and Settlement (the "Settlement Agreement") with the Issuer and certain of its officers and directors, a copy of which is attached hereto as
Exhibit 7. Reference is made to Exhibit 7 for the complete terms of the Settlement Agreement. The Settlement Agreement provides, among other things, (i) for the Issuer to conduct an auction to sell the Issuer, (ii) for the Steel Defendants to enter into certain standstill provisions, (iii) for the existing Board of Directors of the Issuer to be replaced by designees of the Steel Defendants if certain threshold events in the Auction Process (as defined in the Settlement Agreement) do not occur on or prior to specific dates (as further described in the Settlement Agreement), (iv) for the Issuer to redeem all outstanding rights issued pursuant to its shareholder rights plan, (v) for the parties to the Settlement Agreement to grant mutual releases, and (vi) for the parties to the Settlement Agreement to enter into Stipulations of Dismissal to dismiss all pending litigation with prejudice.

         The Settlement Agreement provides that the Auction Process will be conducted by the Issuer and its financial advisor, and the Steel Defendants are permitted to participate as a bidder in the Auction Process on the same terms as other bidders. Steel has not yet determined whether it will be a bidder in the Auction Process. Steel anticipates, however, that it will ask to receive any information provided to bidders in the Auction Process. The standstill provisions referred to above, until the Auction Process is concluded, include, among other things,
(i) restrictions on the Steel Defendants acquiring, directly or indirectly, any shares of the Issuer (except pursuant to the Auction Process), (ii) restrictions on the Steel Defendants' ability to sell Shares, other than in open market transactions, to a single person or group which owns more than 5% of the then currently outstanding Common Stock, or as a result of such sale will own more than 5% of the Common Stock, (iii) restrictions on the participation by the Steel Defendants in certain proxy or consent solicitations relating to, among other things, any matter to be submitted to a vote of stockholders of the Issuer or for the purpose of calling a special meeting of the Issuer's stockholders,
(iv) restrictions on the Steel Defendants' ability to participate in any business combination involving the Issuer (except pursuant to the Auction Process) and (v) restrictions on the Steel Defendants right to publicly oppose any duly authorized board action or recommendation, however, the Steel Defendants retain the right to set forth their position in the Issuer's Proxy Statement relating to any proposed transaction resulting from the Auction Process.

         Arrowhead Holdings Corporation ("Arrowhead"), a holder with its affiliates of 130,680 shares of a Common Stock of the Issuer, entered into a Standstill Agreement ("Standstill Agreement") with the Issuer and certain of its officers and directors on March 19, 1996. The Standstill Agreement has similar standstill provisions to those contained in the Settlement Agreement. Pursuant to the terms of the Settlement Agreement and the Standstill Agreement, the Steel Defendants and Arrowhead are permitted to make a joint bid to acquire the Issuer in the Auction Process.


         Item 6 is amended to read in its entirety as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On March 19, 1996, the Steel Defendants entered into the Settlement Agreement, a copy of which is attached hereto as Exhibit 7. See Item 4 for a brief description of the Settlement Agreement. Other than as described herein, there are no contracts, arrangements or understanding among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.


         Item 7 is amended to add the following exhibit:

Item 7.  Material to be filed as Exhibits:

         7. Agreement of Compromise and Settlement.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 22, 1996                  STEEL PARTNERS II, L.P.

                                        By:  Steel  Partners,  L.L.C.,  General
                                             Partner

                                        By:/s/ Warren G. Lichtenstein
                                           --------------------------
                                               Warren G. Lichtenstein,
                                                 Chairman of the Board

                                        STEEL PARTNERS SERVICES, LTD.


                                        By:/s/ Warren G. Lichtenstein
                                           --------------------------
                                               Warren G. Lichtenstein,
                                               Chief Executive Officer


                                          /s/ Warren G. Lichtenstein
                                         ----------------------------
                                             WARREN G. LICHTENSTEIN


                                          /s/ Lawrence Butler
                                         ----------------------------
                                            LAWRENCE BUTLER

                                  EXHIBIT INDEX


Exhibit                                                        Page

1.       Joint Filing Agreement (previously
         filed)

2.       Demand for Special Meeting
         (previously filed)

3.       Preliminary Proxy Statement
         (previously filed)

4.       Indemnity Agreement between Steel,
         Steven Wolosky and David C. Flaugh
         (previously filed)

5.       Indemnity Agreement between Steel and
         Jack L. Howard (previously filed)

6.       Order Granting Plaintiff's Application
         For Preliminary Injunction (previously
         filed).

7.       Agreement of Compromise and Settlement                  10